UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CRISPR Therapeutics AG

(Name of Issuer)

Common Shares, CHF 0.03 nominal value per share

(Title of Class of Securities)

H17182 108

(CUSIP Number)

Marilyn Mooney, Esq.

Norton Rose Fulbright US LLP

799 Ninth Street NW, Suite 1000

Washington, D.C. 20001

202-662-4678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayer Global Investments B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,105,330
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,105,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,105,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bayer AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,105,330
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,105,330
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,105,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement relates to common stock, having a nominal value of CHF 0.03 per share (the “Common Stock”), of CRISPR Therapeutics AG (the “Issuer”), which is organized under the laws of Switzerland and has its principal executive offices at Aeschenvorstadt 36, 4051 Basel, Switzerland.

Item 2. Identity and Background.

This statement is being filed by Bayer Global Investments B.V. (the “Company”), organized under the laws of the Netherlands, with its principal executive offices located at Energieweg 1, 3641 RT Mijdrecht, the Netherlands. The principal business of the Company is to hold investments. Information as to the executive officers and directors of the Company is set forth in Exhibit A hereto.

This statement is also being filed by Bayer AG, the 100% owner (the “Owner”) through subsidiaries of the Company, with its principal executive offices at Kaiser–Wilhelm–Allee, 51368 Leverkusen, Germany. The principal business of the Owner is in the Life Science fields of health care and agriculture. Information as to the executive officers and directors of the Owner is set forth in Exhibit B hereto.

During the past five years, neither the Company nor the Owner nor, to the Company’s or Owner’s knowledge, any of the persons listed in Exhibits A or B, respectively, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither the Company nor the Owner nor, to the Company’s or Owner’s knowledge, any of the persons listed in Exhibits A or B, respectively, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

The Company beneficially owns 5,105,330 shares of the Common Stock (the “Shares”). 2,500,000 shares of the Common Stock were acquired in a private placement concurrent with the Issuer’s initial public offering of the Common Stock (the “IPO”) in the United States (the “Private Placement Shares”). Certain preferred shares of the Issuer were previously acquired by the Company upon conversion on January 29, 2016 of a US $35,000,000 convertible loan from the Company and prior to the IPO were converted into 2,605,330 shares of Common Stock (the “Conversion Shares”). In both cases, operating funds of the Company or its Affiliates were used.

Item 4. Purpose of Transaction.

The purpose of the acquisition of the Shares is to invest in the Issuer’s business focused in particular on the development and commercialization of CRISPR/Cas9-based therapeutics (the “Business”).

The Company intends to review the investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and the general economic and industry conditions, may in the future take such actions with respect to the investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale of all or a portion of the Shares or other shares of Common Stock hereafter acquired by the Company and the Owner to one or more purchasers.

Except as described above, neither the Company nor the Owner has any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4 of the Special Instructions for Complying with Schedule 13D. The Company and the Owner may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) The Company beneficially owns 5,105,330 Shares. As the Company is indirectly wholly-owned by the Owner, the Owner also beneficially owns the same 5,105,330 Shares. This number of shares represents 12.8% of the outstanding shares of the Issuer as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. To the knowledge of the Company and the Owner, no director or executive officer of either the Company or the Owner, respectively, beneficially owns any shares of Common Stock.

(b) As the Company is indirectly wholly-owned by the Owner, the Company and the Owner share voting and investment power over the 5,105,330 Shares.

(c) Other than the transactions described in Item 3 above, neither the Company nor the Owner nor, to the knowledge of the Company or the Owner, any director or executive officer of the Company or the Owner, respectively, has effected any transaction in the Common Stock during the past sixty days.

(d) No person, other than the Company, has the right to receive dividends from the Common Stock and no person other than the Company has the right to receive the proceeds from the sale of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company entered into a Subscription Agreement date December 19, 2015 with the Issuer that has resulted in the Company acquiring the 2,500,000 Private Placement Shares in a concurrent transaction to the Issuer’s IPO. As part of the Subscription Agreement, the Company has agreed during the period from the closing of the IPO until the later to occur of (i) the eighteen month anniversary of the closing of the IPO, or (ii) upon termination of the Joint Venture Agreement, dated December 19, 2015, between the Issuer and an Affiliate of the Company, that neither it nor any of its Affiliates, shall:

(a) acquire, directly or indirectly, any equity securities of the Issuer if such acquisition would increase the Company’s beneficial ownership percentage of the Issuer’s equity securities by more than 5% above the Company’s beneficial ownership percentage of the Issuer’s equity securities immediately upon consummation of the IPO;

(b) propose (i) any merger, consolidation, business combination, tender or exchange offer, sale of all or substantially all of the Issuer’s assets or businesses, or similar transactions involving the Issuer (each a “Business Combination”) or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Issuer;

(c) (i) propose or seek, whether alone or in concert with others, any “solicitation” of proxies or consents to vote any securities of the Issuer, (ii) nominate any person as a director of the Issuer, (iii) propose any matter to be voted upon by the stockholders of the Issuer, or (iv) act, alone or in concert with others, to seek to control the management, Board of Directors of the Issuer, policies or affairs of the Issuer;

(d) directly or indirectly, form, join or in any way participate in a third party “group” with respect to any securities of the Issuer;

(e) deposit any equity securities of the Issuer in a voting trust or subject any equity securities of the Issuer to any arrangement or agreement with respect to the voting of such equity securities of the Issuer; or

(f) enter into discussions, negotiations, arrangements or agreements with any person or entity relating to the foregoing actions referred to in (a) through (e) above.

The foregoing restrictions shall terminate automatically upon (i) the Issuer (X) publicly announcing that it has entered into a definitive agreement with a third party to effect a Business Combination, (Y) publicly announcing the Issuer’s or its Board of Directors’ approval or recommendation of any Business Combination or (Z) filing bankruptcy proceedings, making an assignment for the benefit of creditors or entering into a receivership, or the Issuer having filed against it bankruptcy proceedings that are not dismissed within sixty (60) days after commencement, (xx) waiving the application of any provision of a standstill agreement with any other person with respect to the Issuer’s equity securities; (yy) publicly announcing a possible sale of all or substantially all of the assets of the Issuer in one or more transactions, or (ii) any third party commencing a tender offer or exchange offer to acquire beneficial ownership of more than 25% of the Issuer’s equity securities. The restrictions shall also terminate and be of no further force or effect immediately prior to the consummation of a liquidation, dissolution or winding up of the Issuer, or a Business Combination.

The Company has registration rights with respect to the Shares.

The Company has also entered a lock-up agreement (the “Lock-up Agreement”) with the underwriters of the IPO and agreed to a 180-day “lock-up” for all shares of Common Stock it holds, subject to certain exceptions.

The description of each of the Subscription Agreement, the Lock-Up Agreement and the form of Registration Rights Agreement is qualified in its entirety by reference to such agreement as an Exhibit to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the Company’s executive officers and directors.

Exhibit B	Information concerning the Owner’s executive officers and directors.

Exhibit C	Subscription Agreement, dated December 19, 2015, between CRISPR Therapeutics AG and the Company, incorporated herein by reference to Exhibit 4.1 of the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 9, 2016.

Exhibit D	Joint Venture Agreement, dated December 19, 2015, between CRISPR Therapeutics AG and Bayer HealthCare LLC, incorporated by reference to Exhibit 10.1 of the Issuer’s Amendment No. 1 to Registration Statement on Form S-1filed with the SEC on October 7, 2016.

Exhibit E	Form of Registration Rights Agreement.

Exhibit F	Lock-Up Agreement between Citigroup Global Markets Inc. and Piper Jaffray & Co. as representatives of the several underwriters and Bayer Global Investments B.V., dated September 12, 2016.

Exhibit G	Power of Attorney issued by the Company, incorporated by reference to Exhibit 24 of Form 3 filed on October 18, 2016.

Signature. After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Signatures

/s/ Dr. Jan Heinemann, Attorney-in-fact on behalf of Bayer Global Investments B.V.	10/28/2016
** Signature of Reporting Person	Date

/s/ Dr. Jan Heinemann, on behalf of Bayer AG	10/28/2016
** Signature of Reporting Person	Date

/s/ Dr. Paul Fort, on behalf of Bayer AG	10/28/2016
** Signature of Reporting Person	Date